Exhibit 21.1

List of Principal Subsidiaries and the VIE of the Registrant

Principal Subsidiaries	Place of Incorporation
Genetron Health (Hong Kong) Company Limited	Hong Kong
Genetron (Tianjin) Co., Ltd.	PRC

VIE	Place of Incorporation
Genetron Health (Beijing) Co., Ltd.	PRC